[DECTRON INTERNATIONALE INC. LETTERHEAD]

February 28,  2007

Securities and Exchange Commission

Washington, D.C. 20549

Attn:

Ms. Tracey McKoy

Division of Corporation Finance

Re:

Dectron Internationale Inc.

Form 10-K for the Fiscal Year Ended January 31, 2006

Filed May 22, 2006

File No. 001-14503

Dear Ms. McKoy:

By this letter, Dectron Internationale Inc., (“we”, “Dectron”, the “Company” or the “Registrant”) is responding to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated January 23, 2007 commenting on our Form 10-K for the fiscal year ended January 31, 2006 (the “Form 10-K”) we filed on May 22, 2006.  In our responses set forth below, we have numbered the paragraphs from the Commission’s letter consecutively.

For your convenience, we have repeated each comment immediately prior to our response below.

Ms. Tracey McKoy

Securities and Exchange Commission

February 28, 2007

Results of Operations, page 10

Q. 1

In comment one of our letter to you dated December 3, 2003, we requested that you provide in your management’s discussion and analysis an explanation of the financial condition and results of operations, as opposed to merely repeating statistical data that is readily available from the face of your financial statements.  In your letter to us dated March 2, 2004, you agreed to comply with this comment; however, we note the following:

•

You disclose that gross margin percentage rebounded in the fourth quarter but provide no discussion as to the reason for this change.  In this regard, we note from your selected quarterly financial data that gross profit increased by 45% or more in the fourth quarter as compared to the other quarters in the 2006 fiscal year.  Please tell us what caused this significant increase in gross margin.  Furthermore, in future filings please provide an analysis of material changes and the positive or negative impact on future operations.

•

You disclose the gross margin percentage declined because of higher base metal material costs and aggressive pricing strategies in certain HVAC markets.  Your disclosure should also quantify the effect each of these components had on the decrease of your gross margin percentage.  Additionally, in future filings please discuss these pricing strategies and expected cost savings in future periods.

•

You discuss selling, general and administrative expenses on page 11.  Your analysis doesn’t quantify the change in selling expense attributed to each of the components that you have identified as driving this change.  Furthermore, you disclose that general and administrative expenses increased 10% from 2005 to 2006, which is information that is readily obtainable from the face of the statement of operations, but you do not provide a discussion of the factors that account for this increase.  In future filings please provide a more robust analysis regarding the changes and future trends impacting selling, general and administrative and other expenses.

Refer to SEC Release 33-8350 “Interpretation - Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” for guidance.

A. 1

In response to your comments, in future filings, we will provide an analysis of the material changes as well as the positive and negative impact on our future operations, discuss pricing strategies and expected cost savings in future periods, and provide a more robust analysis regarding the changes and future trends impacting selling, general and administrative and other expenses.

Ms. Tracey McKoy

Securities and Exchange Commission

February 28, 2007

EBITDA, page 12

Q. 2

We note that you disclose that many in the industry use EBITDA as a measurement of operational performance.  You have not fully disclosed the required information set forth in Item 10(e) of Regulation S-K.  Please tell us the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.  Refer to Questions 8, 9 and 15 of the Division’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” for additional guidance.

A. 2

Management believes that EBITDA serves as an indicator of operational performance because we, in addition to many manufacturing companies, use EBITDA as a measure of the operational profitability of our Company.  We track EBITDA internally to monitor our progress and performance.  Due to the fact that our stock is thinly traded EBITDA also provides a basis for ascertaining the true value of our company which we believe assists our shareholders in determining the value of their investment in our Company.

Q. 3

You adjust EBITDA to add back items related to discontinued operations and loan receivable write-down.  In future filings please do not refer to your non-GAAP measure as EBITDA, as this acronym implies that you have adjusted earnings only for interest, taxes, depreciation and amortization.  Alternatively, in future filings please remove the adjustment for discontinued operations and loan receivable write-down.

A. 3

In response to your comments, in future filings, we will cease to refer to our non-GAAP measure as EBITDA or in the alternative we will remove the adjustment for discontinued operations and loan receivable write-down.

Contractual Commitments and Other Obligations, page 15

Q. 4

To increase the transparency of cash flow, in future filings please revise your table of contractual obligations to include scheduled interest payments.  To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table.   Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

A. 4

In response to your comments, in future filings, we will revise our table of contractual obligations to include scheduled interest payments.

Ms. Tracey McKoy

Securities and Exchange Commission

February 28, 2007

Item 9A - Controls and Procedures, page 19

Q. 5

We note your statement that “based upon our management’s evaluation, our chief executive officer and chief financial officer have concluded that, as of January 31, 2006, the disclosure and internal accounting controls provide reasonable assurance that information required…”.  Tell us whether your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.  In future filings, please clearly state your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

A. 5

Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures as of January 31, 2006 and determined that as of such date our disclosure controls and procedures were effective at the reasonable assurance level.

In response to your comments, in future filings, we will clearly state our officers’ conclusions regarding the effectiveness of our disclosures and procedures.

Consolidated Balance Sheets

Q. 6

In future filings, please present the $1.9 million in notes receivable from executives for the sale of stock separately in the balance sheet as a deduction from stockholders’ equity.

A. 6

In response to your comments, in future filings, we will present the $1.9 million in notes receivable from executives for the sale of stock separately in the balance sheet as a deduction from stockholders’ equity.

Consolidated Statements of Cash Flows

Q. 7

We note that you adjust net earnings (loss) from continuing operations, rather than net income (loss), to reconcile to net cash flow from operating activities.  This presentation is not consistent with paragraph 28 of SFAS 95.  Please revise your presentation in future filings to comply with the referenced guidance.

A. 7

In response to your comments, in future filings, we will revise our presentation to comply with paragraph 28 of SFAS 95.

Ms. Tracey McKoy

Securities and Exchange Commission

February 28, 2007

Q. 8

Tell us why the proceeds from the sales described in Note 15 are not reported as investing activities on the statement of cash flows.

A. 8

We chose to report the proceeds from sale described in Note 15 as part of the discontinued operations and not as investing activities on the statement of cash flows because we believed it was appropriate to keep the continuing operations and discontinued operations separate and we further believed that describing the sale as investing activities may render less clear an analysis of continuing operations.

Note 8 - Intangibles, page 18

Q. 9

Please tell us why goodwill increased by 9% from 2005 to 2006.  Please disclose and describe in future filings changes in the carrying amount of goodwill.

A. 9

The increase in goodwill by 9% from 2005 to 2006 was due to the fact that our records are kept in Canadian dollars.  The increase was measured by the appreciation of the Canadian dollar versus the U.S. dollar during fiscal 2006.  There were no changes in the carrying amount of goodwill.

In response to your comments, in future filings, we will disclose and describe all future filing changes in the carrying amount of goodwill.

Note 9 - Bank Loans, page 18

Q. 10

You disclose that as of January 31, 2006, you did not meet certain financial ratios within the covenants of the authorized credit facilities.  Please clarify whether any of the loans included in long-term debt are subject to these covenants.  If so, please tell us why you did not classify this debt as a current liability.  Refer to EITF 86-30 for guidance.

A. 10

As of January 31, 2006 we did not meet certain financial ratios within the covenants of the authorized credit facilities.  None of the loans included in long-term debt are subject to these covenants.  The financial ratios that were not met related strictly to our revolving bank debt.

Note 15 - Discontinued Operations, page 23

Q. 11

Please clarify the date of sale of the selected assets related to the industrial products and sheet metal divisions of IPAC 2000 Inc. discussed in Note 15.  If applicable, please explain the circumstances resulting in a period of more than twelve months passing between the plan initiated in fiscal year 2004 and the actual sale of particular assets and explain how the plan to sell these assets met the criteria in paragraphs 30 and 31 of SFAS 144.

A. 11

The asset purchase agreement relating to the sale of industrial products and sheet metal division was signed on April 22, 2004 and the sale closed on May 28, 2004.  The purchase contract for the building, land and land improvements was signed by all parties on February 2, 2005 with the transaction closing on July 15, 2005.

The reason the closing of the sale of the selected assets was delayed was that significant conditions were imposed by local government authorities on the seller and buyer regarding the sale, the transfer, the disposition of assets and the termination of employees.

Ms. Tracey McKoy

Securities and Exchange Commission

February 28, 2007

Note 19 - Segments, page 27

Q. 12

We note that you disclose one reportable segment.  It appears that you have several operating segments based on the descriptions of your business units (Dectron, RefPlus, Thermoplus Air, Circul-Aire and International Water Makers).  Please tell us how you considered the guidance of paragraph 10 of SFAS 131 in determining your operating segments.  Please also provide us the internal reports provided to your chief operating decision maker (CODM) for the fiscal years ended 2006 and 2005.

If you determine that you have more than one operating segment, citing factors set forth in paragraph 17 of SFAS 131, please discuss how you concluded it was appropriate to aggregate.  As part of your aggregation analysis, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar.  Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

We remind you that the determination of your operating and reportable segments should be based on the guidance set forth in SFAS 131 and not based on whether you believe that you design or manufacture only one type of product (personalized air quality systems).

A. 12

Dectron, RefPlus, Thermoplus Air, Circul-Aire and International Water Makers are industrial brand names that we use and not business segments.  Although we have separate and distinct sales for the different brands, the operations are not separate.  We operate several manufacturing operations which are not brand distinctive and our factories produce items and components for all of our brands.  The allocation of costs among our factories is driven primarily by tax minimization strategies instead of operational and performance consideration.  We have been advised by our auditors that to report the brands as segments would be confusing due to the fact that items and components are manufactured and moved from one factory to another for final assembly.  Our auditors have advised us that reporting the brands as segments could also be potentially misleading given the allocations are not based on business imperatives.

Ms. Tracey McKoy

Securities and Exchange Commission

February 28, 2007

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or a person under the federal securities laws of the United States.

Very truly yours,

Dectron Internationale Inc.

By: /s/ Glenn La Rusic
Title: Chief Financial Officer